Mail Stop 4561

October 27, 2006

By U.S. Mail and Facsimile

Christopher K. Bowen, Esq.
General Counsel, Chief Administrative Officer and Secretary
&
Richard D. Kerschner, Esq.
Senior Vice President—Corporate Governance and Strategic Initiatives

NYMEX Holdings, Inc.
One North End Avenue
World Financial Center
New York, New York 10282-1101

Re: NYMEX Holdings, Inc.
Amendments No. 2 and 3 to Registration Statement on Form S-1
Filed October 13, 2006 and October 18, 2006
File No. 333-135800

Registration Statement on Form S-1
Filed October 20, 2006
File No. 333-138126

Dear Messrs. Bowen and Kerschner:

        We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on the Amended Registration Statement

1.   Please make conforming changes to both registration statements.

2.   We note your disclosure that you rely extensively upon Chicago Mercantile Exchange for your electronic trading platform. We note also that you compete with the Chicago Board of Trade on a significant number of contracts. Please revise your document to discuss the impact of the Chicago Mercantile Exchange's acquisition of CBOT.

Consolidated Statements of Income, page F-4

3.   We note your response to comment 4 from our September 26, 2006 letter. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

Other Revenues, page F-11

4.   We note your response and revised disclosure to comment 6 from our September 26, 2006 letter. Please revise your disclosure to more specifically state that compliance fines are recognized on a cash basis since collectibility is not reasonably assured.

Note 8. Cumulative Redeemable Convertible Preferred Stock, page F-47

5.   We note your response to comment 18 from our August 11, 2006 comment letter. It appears the value of your common stock has increase significantly from March 14, 2006, the date of the General Atlantic transaction. We note the conversion price in the preferred stock issued to General Atlantic was $19.61 and the current initial public offering price of between $48.00 and $52.00.   Please provide us with a time line of company and industry specific events that supports the increase in fair value of your common stock based on company specific milestones or other economic events. The time line should start with the conversion price of $19.61 and culminate in the current offering price range. Please highlight any sales of common stock for cash to unrelated parties during that time.

Note 11. Direct Transaction Costs, page F-49

6.   We note your response to comment 8 from our September 26, 2006 letter. Please tell us why you do not believe paragraph 10 of EITF 01-9 is applicable to your incentive credits described in the first paragraph of your response. Paragraph 10 requires the "cost" of

non-cash consideration, including "credits", to be presented as an expense. Please revise your income statement for the periods presented if needed.

*　　*　　*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc:　　Matthew J. Mallow
　　　Eric J. Friedman
　　　Skadden, Arps, Slate, Meagher & Flom LLP
　　　Four Times Square
　　　New York, New York 10036

　　　Richard A. Drucker
　　　Davis Polk & Wardwell
　　　450 Lexington Avenue
　　　New York, New York 10017